UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 033-92734-01

AMERIGAS FINANCE CORP

(Exact name of registrant as specified in its charter)

460 North Gulph Road

King of Prussia, Pennsylvania 19406

(610) 337-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.25% Series B Senior Notes due 2015 of AmeriGas Partners, L.P. and AmeriGas Finance Corp.

6.25% Senior Notes due 2019 of AmeriGas Partners, L.P. and AmeriGas Finance Corp.

6.75% Senior Notes due 2020 of AmeriGas Finance Corp. and AmeriGas Finance LLC

6.50% Senior Notes due 2021 of AmeriGas Partners, L.P. and AmeriGas Finance Corp.

7.00% Senior Notes due 2022 of AmeriGas Finance Corp. and AmeriGas Finance LLC

5.625% Senior Notes due 2024 of AmeriGas Partners, L.P. and AmeriGas Finance Corp.

5.500% Senior Notes due 2025 of AmeriGas Partners, L.P. and AmeriGas Finance Corp.

5.875% Senior Notes due 2026 of AmeriGas Partners, L.P. and AmeriGas Finance Corp.

5.750% Senior Notes due 2027 of AmeriGas Partners, L.P. and AmeriGas Finance Corp.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

7.25% Series A Senior Notes due 2015 of AmeriGas Partners, L.P. and AmeriGas Finance Corp.: 0

6.25% Senior Notes due 2019 of AmeriGas Partners, L.P. and AmeriGas Finance Corp.: 0

6.75% Senior Notes due 2020 of AmeriGas Finance Corp. and AmeriGas Finance LLC: 0

6.50% Senior Notes due 2021 of AmeriGas Partners, L.P. and AmeriGas Finance Corp.: 0

7.00% Senior Notes due 2022 of AmeriGas Finance Corp. and AmeriGas Finance LLC: 0

5.625% Senior Notes due 2024 of AmeriGas Partners, L.P. and AmeriGas Finance Corp.: 118

5.500% Senior Notes due 2025 of AmeriGas Partners, L.P. and AmeriGas Finance Corp.: 172

5.875% Senior Notes due 2026 of AmeriGas Partners, L.P. and AmeriGas Finance Corp.: 106

5.750% Senior Notes due 2027 of AmeriGas Partners, L.P. and AmeriGas Finance Corp.: 111

Pursuant to the requirements of the Securities Exchange Act of 1934, AmeriGas Partners, LLC has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AMERIGAS FINANCE CORP.
a Delaware corporation

Date: September 6, 2019	By:	/s/ Hugh J. Gallagher
Name: Hugh J. Gallagher
Title: President